Exhibit 99.1

VIA optronics AG to Virtually Present at the 24th Annual Needham Growth Conference

Nuremberg, Germany and New York, NY: December 27, 2021 – VIA optronics AG (NYSE: VIAO) (“VIA”), a leading supplier of interactive display systems and solutions, today announced that Jürgen Eichner, Chief Executive Officer and Founder, and Dr. Markus Peters, Chief Financial Officer, will virtually present at the 24th Annual Needham Growth Conference on Monday, January 10, 2022 at 3:15 p.m. Central European Time / 9:15 a.m. Eastern Time.

A live webcast, as well as a replay, of the presentation will be available on the company’s investor relations website at https://investors.via-optronics.com.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Investor Relations:

The Blueshirt Group

Monica Gould

Monica@blueshirtgroup.com

212-871-3927

Lindsay Savarese

Lindsay@blueshirtgroup.com

212-331-8417

Media Contact:

Alexandra Müller-Plötz

AMueller-Ploetz@via-optronics.com

+49-911-597 575-0